U.S. SECURITIES AND EXCHANGE
                             COMMISSION WASHINGTON,
                                   D.C. 20549
                                   FORM U-9C-3




                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the quarterly period ended December 31, 2002
                                               -----------------










                      FirstEnergy Corp. (File No. 70-09501)
                      -------------------------------------
                      (Name of Registered Holding Company)

                     76 South Main Street, Akron, Ohio 44308
                     ----------------------------------------
                     (Address of Principal Executive Offices)

                                FirstEnergy Corp.


                     Quarterly Report Pursuant to Rule 58 of
                 the Public Utility Holding Company Act of 1935

                For the quarterly period ended December 31, 2002
                                               ------------------



                                Table of Contents

  Item
   No.                                   Title                         Page

     1           Organization Chart                                    1-4

     2           Issuances and Renewals of Securities and
                 Capital Contributions                                   5

     3           Associate Transactions                                6-8

     4           Summary of Aggregate Investment                         9

     5           Other Investments                                   10-11

     6           Financial Statements and Exhibits:

                     A - Financial Statements                        12-13

                     B - Exhibits                                       14

                     C - Certificate of FirstEnergy Corp.               14

                 Signature                                              15


  Note:      All dollar amounts shown in this Form U-9C-3 are expressed in
  ----
             thousands unless otherwise noted.


                                                    ITEM 1 - ORGANIZATION CHART

                                                                                                              Percentage
                                                              Energy (ERC)                                    of Voting
                                                              or Gas (GRC)        Date of        State of     Securities   Nature of
            Name of Reporting Company                       Related Company     Organization    Organization     Held      Business
------------------------------------------------            ---------------     ------------    ------------  -----------  --------

FirstEnergy Corp. (a)
-----------------

     FirstEnergy Ventures Corp. (b)
       Bay Shore Power Company (d)                                ERC           01/26/1998       Ohio             100.0       (h)
       Centerior Energy Services, Inc. (d)                        ERC           06/01/1994       Ohio             100.0       (i)
       Eastroc Technologies, LLC (c)                              ERC           04/30/1996       Delaware          50.0 **    (j)
       Engineered Processes, Ltd. (c)                             ERC           12/30/1996       Ohio              50.0 **    (j)
       Warrenton River Terminal, Ltd. (d)                         ERC           09/03/1996       Ohio             100.0       (k)

    FirstEnergy Facilities Services Group, LLC (b)
       Ancoma, Inc. (e)                                           ERC           04/20/1953       New York         100.0       (g)
       Colonial Mechanical Corporation (e)                        ERC           03/30/1972       Virginia         100.0       (g)
       Dunbar Mechanical, Inc. (e)                                ERC           07/16/1956       Ohio             100.0       (g)
       Edwards Electrical & Mechanical, Inc. (e)                  ERC           02/28/1968       Indiana          100.0       (g)
       Elliot-Lewis Corporation (e)                               ERC           04/01/1948       Pennsylvania     100.0       (g)
        A.A. Duckett, Inc.                                        ERC           03/01/1973       Delaware         100.0       (g)
        Sautter Crane Rental, Inc.                                ERC           12/10/1991       Pennsylvania     100.0       (l)
        E-L Enterprises, Inc.
          Modern Air Conditioning, Inc.                           ERC           04/27/1965       Florida          100.0       (g)
            Airdex Air Conditioning Corporation                   ERC           01/18/1995       Florida          100.0       (g)
          R.L. Anderson, Inc.                                     ERC           08/28/1961       Florida          100.0       (g)
       L.H. Cranston and Sons, Inc. (e)                           ERC           01/02/1951       Maryland         100.0       (g)
       Roth Bros., Inc. (e)                                       ERC           09/06/1947       Ohio             100.0       (g)
       The Hattenbach Company (e)                                 ERC           03/21/1969       Ohio             100.0       (m)
       R.P.C. Mechanical, Inc. (e)                                ERC           04/21/1959       Ohio             100.0       (g)
       Spectrum Controls Systems, Inc. (e)                        ERC           04/18/1988       Ohio             100.0       (g)
       Webb Technologies, Inc. (e)                                ERC           11/03/1976       Virginia         100.0       (g)

    FirstEnergy Solutions Corp. (b)                               ERC           08/08/1997       Ohio             100.0       (n)
       FirstEnergy Engineering, Inc. (f)                          ERC           08/09/1996       Ohio             100.0       (w)

    GPU Advanced Resources, Inc. (b)                              ERC           09/13/1996       Delaware         100.0       (t)

    GPU Diversified Holdings, LLC (b)                             ERC           08/03/2000       Delaware         100.0       (u)
       GPU Solar, Inc.                                            ERC           11/07/1997       New Jersey        50.0 **    (v)
       GPU Distributed Power, Inc. *                              ERC           02/29/2000       Delaware         100.0

*      Inactive
** Set forth the percentage of interest held directly or indirectly by FirstEnergy Corp.

                                                                 1


                                                                 ITEM 1 - ORGANIZATION CHART (Continued)

                                                                                                              Percentage
                                                              Energy (ERC)                                    of Voting
                                                              or Gas (GRC)        Date of        State of     Securities   Nature of
            Name of Reporting Company                       Related Company     Organization    Organization     Held      Business
------------------------------------------------            ---------------     ------------    ------------  -----------  --------

FirstEnergy Corp. (a) (Continued)

     The Alliance Participants Administrative and
       Startup Activities Company, LLC (c)                        ERC           12/22/2000       Delaware         10.0% **    (o)

    PowerSpan Corp. (c)                                           ERC           05/01/1997       Delaware         18.63 **    (p)

    Kinetic Ventures I, LLC (c)                                   ERC           04/15/1997       Delaware         11.11 **    (q)

    Kinetic Ventures II, LLC (c)                                  ERC           12/07/1999       Delaware         14.28 **    (q)

    Nth Power Technologies II, LLC (c)                            ERC                                               8.2 **    (r)

    Active Power, Inc. (c)                                        ERC                                              .006 **    (s)

    Utility.com, Inc. (c) *                                       ERC                                               5.0 **    (n)

    Automated Power Exchange, Inc. (c)                            ERC                                              1.16 **    (n)


*   Inactive ** Set forth the percentage of interest held directly or indirectly by FirstEnergy Corp.


                                                                 2

(a) FirstEnergy Corp., a registered holding company, holds securities directly or indirectly in the energy-related companies set below its name.

(b)  These companies are direct wholly owned subsidiaries of FirstEnergy Corp.

(c) FirstEnergy Corp. owns an interest directly or indirectly in these energy-related companies or venture capital funds set below its name.

(d) These companies are direct wholly owned subsidiaries of FirstEnergy Ventures Corp.

(e) These companies are direct wholly owned subsidiaries of FirstEnergy Facilities Services Group, LLC.

(f)  This company is direct  wholly owned  subsidiary of  FirstEnergy  Solutions
     Corp.

(g)  This  subsidiary   provides  HVAC  equipment   installation  and  services,
     facilities management, and energy management.

(h) This subsidiary owns and operates a petroleum coke disposal facility that will supply steam for the Bay Shore Power Plant and to BP Amoco Corporation.

(i) This subsidiary provides various consulting services related to energy management and procurement.

(j) This subsidiary holds the patent on plaster, which is manufactured using the by-Products of coal-fired generation facilities.

(k) This subsidiary owns facilities for the transloading of bulk materials (primarily coal) on the Ohio River. The coal is in part used by the FirstEnergy Operating Companies at various generation facilities.

(l)  This subsidiary provides crane rental services.

(m) This subsidiary provides refrigeration sales and services to commercial entities.

(n)  This   subsidiary   engages  in  the  brokering  and  marketing  of  energy
     commodities.

(o) This entity was created to manage the financial and other affairs of the ten members of the Alliance Regional Transmission Organization.

(p) This company was formed to utilized advanced technology to reduce emissions of NOx, SO2 and particulate matter from utility generation facilities.

(q) This venture capital fund is focus on early stage companies involved in energy-related fields and technology.

(r) This venture capital fund is focus on emerging technologies in the global energy industry.

(s) This company is a developer of flywheel energy storage system for use in uninterruptible power supply and other power quality applications.

(t) This subsidiary was formed to engage in energy services and retail energy sales.

(u) This energy-related company holds securities directly in the energy-related company set below its name.

(v) This subsidiary is involved in the development and commercialization of photovoltaics.

(w)  This subsidiary provides engineering services. 3

            Narrative Description of Activities for Reporting Period


     On November 27, 2002, OES Fuel, Inc. merged into its parent, Ohio Edison Company.

     On December 15, 2002, FirstEnergy Corp. has reached an agreement to sell Webb Technologies, Inc. and Colonial Mechanical Corporation to the Howard Webb Sr. family. The sale was completed on January 15, 2003.



                              ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                              Type of        Principal                              Company to        Collateral     Consideration
                              Security       Amount of     Issue or    Cost of     whom Security      Given with        Received
Company Issuing Security      Issued         Security      Renewal     Capital      was Issued         Security    for Each Security
------------------------      --------       ---------     --------    -------     -------------      ----------   -----------------

          None.


                                    Company Contributing              Company Receiving              Amount of Capital
                                          Capital                         Capital                       Contribution
                               ----------------------------    ----------------------------         ------------------

                                    FirstEnergy Corp.             Bay Shore Power Company                $1,563
                                    FirstEnergy Corp.             Webb Technologies, Inc.                 1,351
                                    FirstEnergy Corp.             L. H. Cranston and Sons, Inc.             134


Note:     The information provided in Item 2 presents the activities of the reporting period only.
----


                                                                 5


                                                  ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies



                                                                                                                              Total
     Reporting Company                              Associate Company                                                        Amount
    Rendering Services                              Receiving Services                      Types of Services Rendered       Billed
-------------------------------         -------------------------------------            ---------------------------------   ------

Warrenton River Terminal, Ltd.          FirstEnergy Generation Corp.                      Loading, unloading and storage     $    x
                                                                                          of coal and petcoke

Centerior Energy Services, Inc.         FirstEnergy Solutions Corp.                       Energy consulting services              x

Bay Shore Power Company                 FirstEnergy Generation Corp.                      Sale of steam                           x

Dunbar Mechanical, Inc.                 FirstEnergy Generation Corp.                      HVAC equipment installation             x
                                                                                          and services

Dunbar Mechanical, Inc.                 The Toledo Edison Company                         HVAC services                           x

Dunbar Mechanical, Inc.                 FirstEnergy Nuclear Operating Company             HVAC services                           x

Roth Bros., Inc.                        Ohio Edison Company                               HVAC services                           x

Roth Bros., Inc.                        FirstEnergy Properties, Inc.                      HVAC services                           x

Roth Bros., Inc.                        FirstEnergy Nuclear Operating Company             HVAC services                           x

Roth Bros., Inc.                        The Cleveland Electric Illuminating Co.           HVAC services                           x

Roth Bros., Inc.                        FirstEnergy Generation Corp.                      HVAC services                           x


                                                                 6

                                            ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (Continued)


                                                                                                                              Total
     Reporting Company                              Associate Company                                                        Amount
    Rendering Services                              Receiving Services                      Types of Services Rendered       Billed
-------------------------------         -------------------------------------            ---------------------------------   ------

FirstEnergy Solutions Corp.             Ohio Edison Company                               Natural gas combustion turbine        x
                                                                                          operation

FirstEnergy Solutions Corp.             Pennsylvania Power Company                        Natural gas combustion turbine        x
                                                                                          operation

FirstEnergy Solutions Corp.             The Toledo Edison Company                         Sale of natural gas                   x
                                                                                          operation

Elliot-Lewis Corporation                Jersey Central Power & Light Company              HVAC services                         x

Elliot-Lewis Corporation                Metropolitan Edison Company                       Crane rental & HVAC services          x

Sautter Crane Rental, Inc.              Jersey Central Power & Light Company              Crane rental                          x

Sautter Crane Rental, Inc.              Metropolitan Edison Company                       Crane rental                          x


Note:   The  information provided in Item 3 presents the  activities of the reporting  period only.  The amounts  required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

                                                                 7



                                            ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

                                                                                                                             Total
     Reporting Company                              Associate Company                                                       Amount
    Rendering Services                              Receiving Services                      Types of Services Rendered      Billed
-------------------------------         -------------------------------------            --------------------------------   ------

GPU Service, Inc.                       GPU Diversified Holdings LLC                      Legal and certain general and    $    x
                                                                                          administrative services for
                                                                                          GPU Diversified Holdings LLC


GPU Service, Inc.                       GPU Advanced Resources, Inc.                      Legal and certain general and         x
                                                                                          administrative services for
                                                                                          GPU Advanced Resources, Inc.

FirstEnergy Service Co.                 Warrenton River Terminal, Ltd.                    General and administrative services   x

FirstEnergy Generation Co.              Bay Shore Power Company                           Consumption and/or sale               x
                                                                                          of emission allowances

FirstEnergy Generation Co.              Bay Shore Power Company                           Sale of fuel oil                      x

FirstEnergy Generation Co.              Bay Shore Power Company                           Plant operation & maintenance         x
                                                                                          services


Note: The information provided in Item 3 presents the activities of the reporting period only. The amounts required under the caption
              "Total Amount Billed" are being filed pursuant to request for confidential treatment.


                                                                 8



                                             ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:

   Total average consolidated capitalization as of  December 31, 2002                    $22,971,718                      Line 1
                                                   -------------------
       Total capitalization multiplied by 15% (line 1 multiplied by 0.15)                                 3,445,758       Line 2
       Greater of $50 million or line 2
$3,445,758 Line 3

       Total current aggregate investment:
       (categorized by major line of energy-related business)
           Development and commercialization of photovoltaics (Category II)                    1,560
           Energy services and retail energy sales (Category V)                               25,900
           Production, conversion, sale and distribution of thermal energy
             products (Category VI)                                                           29,063
           Sale of technical, operational, management, and other services
             related to HVAC, refrigeration systems (Category VII)                             3,295
           Fuel transportation, handling and storage facilities (Category IX)                     50
                                                                                           ---------

                Total current aggregate investment                                                           59,868       Line 4
                                                                                                          ---------
       Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
            system (line 3 less line 4)                                                                  $3,385,890       Line 5
                                                                                                          =========


Note:   The  caption "Total  average  consolidated  capitalization" includes  total common  equity,  preferred equity (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

        The caption  "Total  current  aggregate  investment"  includes  all  amounts  invested  or  committed  to be invested in energy-related  companies on or after the date of effectiveness of Rule 58 (March 24, 1997), or after  FirstEnergy Corp.
        registered as a holding company (November 7, 2001) for which there is recourse,  directly or indirectly,  to FirstEnergy
        Corp. or any subsidiary company thereof. The amounts do not include purchase accounting adjustments.


                                                                 9


                                                                       ITEM 5 - OTHER INVESTMENTS

                                                Aggregate Investment as of        Change in Investments       Reason for Change
Major Line of Energy-Related Business              September 30, 2002            During Reporting Period       in Investments
-------------------------------------           --------------------------       -----------------------      -----------------

Energy management services (Category I)                $  18,766 (1)                   $(17,000)              OES Fuel, Inc.
                                                                                                              ceased as entity
                                                                                                              in the fourth
                                                                                                              quarter of 2002.

Development and commercialization of                      29,480 (2)                         -                No change.
  electrotechnologies (Category II)

Energy services and retail energy                         44,058 (3)                         -                No change.
  sales (Category V)

Production, conversion, sale and                          69,350 (4)                      1,563               In the fourth
  distribution of thermal energy                                                                              quarter of 2002,
  products (Category VI)                                                                                      FirstEnergy Corp.
                                                                                                              made equity
                                                                                                              contribution of $1,563
                                                                                                              thousand to Bay
                                                                                                              Shore Power Company.

Sale of technical, operational,                          248,428 (5)                      1,485               In the fourth quarter
  management, and other services                                                                              of 2002, FirstEnergy
  related to HVAC, refrigeration                                                                              Corp. made equity
  systems (Category VII)                                                                                      contribution of $1,351
                                                                                                              thousand to Webb
                                                                                                              Technologies, Inc.
                                                                                                              and $134 thousand to
                                                                                                              L. H. Cranston and
                                                                                                              Sons, Inc.

Fuel transportation, handling                              4,959 (6)                         -                No change.
  and storage facilities
  (Category IX)

Development and commercialization of                          46 (7)                         -                No change.
  technologies that utilize coal waste
  by-products (Category X)


                                                                10

(1) Includes $18,766 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).

(2) Includes $27,920 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).

(3) Includes $18,158 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).

(4) Includes $41,850 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).

(5) Includes $246,618 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).

(6) Includes $4,909 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).

(7) Includes $46 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).

                   ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A.  Financial Statements

A-1 Financial statements of FirstEnergy Solutions Corp. - not required for the last quarterly period of the registered holding company's fiscal year.

A-2 Financial statements of GPU Advanced Resources, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

A-3 Financial statements of GPU Diversified Holdings LLC - not required for the last quarterly period of the registered holding company's fiscal year.

A-4 Financial statements of Bay Shore Power Company - not required for the last quarterly period of the registered holding company's fiscal year.

A-5 Financial statements of Centerior Energy Services, Inc - not required for the last quarterly period of the registered holding company's fiscal year.

A-6 Financial statements of Warrenton River Terminal, Ltd. - not required for the last quarterly period of the registered holding company's fiscal year.

A-7 Financial statements of Ancoma, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

A-8 Financial statements of Colonial Mechanical Corporation - not required for the last quarterly period of the registered holding company's fiscal year.

A-9 Financial statements of Dunbar Mechanical, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

A-10 Financial statements of Edwards Electrical & Mechanical, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

A-11 Financial statements of Elliot-Lewis Corporation - not required for the last quarterly period of the registered holding company's fiscal year.

A-12 Financial statements of L.H. Cranston and Sons, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

A-13 Financial statements of Roth Bros., Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

A-14 Financial statements of The Hattenbach Company - not required for the last quarterly period of the registered holding company's fiscal year.

A-15 Financial statements of R.P.C. Mechanical, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

A-16 Financial statements of Spectrum Controls Systems, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

A-17 Financial statements of Webb Technologies, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

A-18 Financial statements of GPU Solar, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

B.  Exhibits

    Contracts Required by Item 3

B-1  Contract  between GPU Service,  Inc. and GPU  Advanced  Resources,  Inc. to
     provide legal and certain general and administrative services - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 1997.

B-2 Stockholders Agreement made and entered into as of January 7, 1998 by and among GPU International, Inc., AstroPower, Inc. and GPU Solar, Inc. (in connection with the sale of GPU International, Inc. on December 22, 2000, the Stockholders Agreement was amended such that GPU International, Inc. transferred its interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

B-3 Amendment No. 1 to Stockholders Agreement made and entered into as of December 1, 2000 by and among GPU International, Inc., AstroPower, Inc., GPU Diversified Holdings LLC and GPU Solar, Inc. (this amendment essentially transferred GPU International, Inc.'s interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

B-4 Contract between GPU Service, Inc. and GPU Diversified Holdings LLC to provide legal and certain general and administrative services. - incorporated by reference to Exhibit B-4 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 2001.

Note: Services rendered by Dunbar Mechanical, Inc. and Roth Bros., Inc. to their associate companies are provided pursuant to purchase order contracts.


C. Certificate of FirstEnergy Corp.

                                    SIGNATURE


     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                                 FIRSTENERGY CORP.



March 28, 2003
                                      By:      /s/ Harvey L. Wagner
                                            ------------------------------
                                                   Harvey L. Wagner
                                              Vice President, Controller
                                             and Chief Accounting Officer
                                             (Principal Accounting Officer)